SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 04/08 - 03/28/2008

Copel’s Generation, Distribution and Transmission Concessions

     Companhia Paranaense de Energia – COPEL, pursuant to CVM Instruction 358/2002 and in compliance with its commitment to present all relevant issues to the capital market, announces its schedule for the renewal of power plant concessions:

Power Plants	Installed Capacity (MW)	Assured Energy (MW average)	Concession	Extension	Term of concession

Gov. Bento M. da Rocha Netto	1,676.0	576.0	Dec. 72,293, 05/24/73	MME Ordinance 22 01/25/2001	05/23/2023

Gov. Ney Braga	1,260.0	603.0	Dec. 84,209, 11/14/79	1st Extension has been requested	11/15/2009

Gov. José Richa	1,240.0	605.0	Dec. 84,680, 05/02/80	1st Extension has been requested	05/04/2010

Gov. Pedro V. Parigot de Souza	260.0	109.0	Dec. 56,027, 04/23/65 and Dec. 69,475, 11/05/71	MME Ordinance 195 22/06/99	07/07/2015

Guaricana	36.0	13.6	Dec.78,238, 08/13/76	MME Ordinance 367 08/18/2005	08/16/2026

Chaminé	18.0	11.6	Dec.78,238, 08/13/76	MME Ordinance 367 08/18/2005	08/16/2026

Apucaraninha	10.0	6.7	Dec. 76,432, 10/13/75	MME Ordinance 249 04/17/2003	10/13/2025

Mourão	8.2	5.3	Dec. 53,4192, 20/01/64	MME Ordinance 195 06/22/99	07/07/2015

Derivação do Rio Jordão	6.5	5.8	Dec. 84,209, 11/14/79 DNAE Ordinance 476 06/07/94	1st Extension has been requested	11/15/2009

Marumbi	4.8	3.9	Dec. 38,895, 03/14/56	*	*

São Jorge	2.3	1.6	Dec. 75,033, 12/04/74	MME Ordinance 249 04/17/2003	12/04/2024

Chopim I	2.0	1.3	Dec. 53,770, 03/20/64	MME Ordinance 195 06/22/99	07/07/2015

Rio dos Patos	1.7	1.1	Dec. 89,378, 02/14/84	-	02/15/2014

Cavernoso	1.3	0.9	Dec.85,628, 01/07/81	1st Extension has been requested	01/08/2011

Melissa	1.0	0.6	ANEEL Order 182, 04/02/2002	**	**

Salto do Vau	0.9	0.6	ANEEL Order 182, 04/02/2002	**	**

Pitangui	0.9	0.6	ANEEL Order 182, 04/02/2002	**	**

*	Submitted to ANEEL for ratification
**	Plants with capacity below 1 MW are only registered at the Aneel

IR COPEL 04/08 - 03/28/2008

     Note that the Company has already requested to ANEEL, on July 6, 2006, the first extension for the concessions of the Ney Braga, José Richa and Desvio do Jordão power plants, which end in 2009 and 2010, based on laws 9.074/95, 9.648/98 and 10.848/04 via the process 48100.001087/ 96-16.

     We announce that a 20-year extension for the concession of distribution and basic grid transmission assets scheduled to end on July 7, 2015 is provided for in the concession agreements and supported by the aforementioned laws.

Curitiba, March 28, 2008

Sincerely,

Paulo Roberto Trompczynski

CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.